May 15, 2025

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Kun Dai
Chief Executive Officer
Uxin Ltd
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing 100102
People   s Republic of China

        Re: Uxin Ltd
            Registration Statement on Form F-3
            Filed November 2, 2022
            File No. 333-268111
Dear Kun Dai:

         It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or file a request for withdrawal.


       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the
Act.
 May 15, 2025
Page 2




      Please contact Eddie Kim at 202-551-8713 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services


cc:   Cogency Global
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